Execution Copy
SIXTH AMENDMENT TO
RIGHTS AGREEMENT
     THIS SIXTH AMENDMENT (the “Sixth Amendment”), dated as of November 5, 2006, is between PER-SE TECHNOLOGIES, INC., a Delaware corporation (the “Company”), and AMERICAN STOCK TRANSFER & TRUST COMPANY, a New York banking corporation, as Rights Agent (the “Rights Agent”).
     WHEREAS, the Company and Rights Agent are parties to that certain Rights Agreement, as amended on each of May 4, 2000, December 6, 2001, March 10, 2003, February 18, 2005 and August 26, 2005 (as amended, the “Rights Agreement”).
     WHEREAS, the Company, McKesson Corporation, a Delaware corporation (“Parent”), and Packet Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) propose to enter into the Merger Agreement (as hereinafter defined) pursuant to which Merger Sub will be merged with and into the Company.
     WHEREAS, in accordance with the terms of Section 27(a) of the Rights Agreement, the Board of Directors of the Company has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable to reflect the foregoing and certain other matters, and the Company and the Rights Agent desire to evidence such amendment in writing.
     NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto hereby agree as follows:
     1. Amendment of Section 1. Section 1(a) of the Rights Agreement is amended by inserting the following as a new paragraph at the end of Section (a):
     “In addition, notwithstanding anything in this Agreement to the contrary, (i) neither McKesson Corporation, a Delaware corporation (“McKesson”), nor any stockholder, Affiliate or Associate of McKesson, shall be deemed to be an Acquiring Person solely by virtue of the approval, execution, delivery, adoption or performance of the Agreement and Plan of Merger (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), dated as of November 5, 2006, by and among McKesson, Packet Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of McKesson and the Company, solely by virtue of the approval, execution, delivery, adoption or performance of that certain Voting Agreement, dated as of November 5, 2006, by and among the stockholders set forth on the signature pages thereto, McKesson, and solely for the purposes of Section 5.02 thereof, the Company (the “Voting Agreement”) or solely by virtue of the consummation of any of the transactions contemplated by the Merger Agreement or the Voting Agreement (such actions described in this sentence, the “Permitted Events”) and (ii) no Acquisition Transaction, Distribution Date or Triggering Event shall be deemed to occur solely by virtue of the execution of the Merger Agreement or the execution of the Voting Agreement or solely by virtue of, or as a result of the public announcement of, any Permitted Event.”
     2. Amendment of Section 7. Section 7(a) of the Rights Agreement is herby amended and restated in its entirety to read as follows:
     “Subject to Section 7(e) hereof, the registered holder of any Rights Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein including, without limitation, the restrictions on exercisability set forth in Section 9(c), Section 11(a)(iii) and Section 23(a) hereof) in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and the certificate contained therein duly executed, to the Rights Agent at the principal office or offices of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price with respect to the total number of one one-hundredths of a share of Preferred Stock (or, following the occurrence of a Triggering Event, Common Stock, other securities, cash or other assets, as the case may be) as to which such surrendered Rights are then exercisable, at or prior to the earliest of (i) the time immediately prior to the Effective Time (as defined in the Merger Agreement) (the “Effective Time”), but only if the Effective Time shall occur, (ii) 5:00 P.M., Atlanta, Georgia time, on February 16, 2009 (such date, the “Final Expiration Date”), (iii) the time at which all of the Rights are redeemed or exchanged as provided in Section 23 or Section 24 hereof, respectively, or (iv) the time at which all of the rights expire pursuant to Section 13(d) hereof (the earliest of (i), (ii), (iii) and (iv) being herein referred to as the “Expiration Date”). The Company will provide the Rights Agent with notice of the Effective Time, provided, however, that failure to notify the Rights Agent of the Effective Time shall not in any way effect the time at which the Rights cease to be exercisable pursuant to the foregoing sentence.”
     3. Amendment. A new Section 35 is added to read in its entirety as follows:
     “Section 35. Termination. Notwithstanding anything herein to the contrary, immediately prior to the Effective Time, but only if the Effective Time shall occur, (a) this Agreement shall be terminated and be without further force or effect (b) none of the parties to this Agreement will have any rights, obligations or liabilities hereunder and (c) the holders of the Rights shall not be entitled to any benefits, rights or other interests under this Agreement, including, without limitation, the right to purchase or otherwise acquire Preferred Stock or any other securities of the Company or of any other Person; provided, however, that notwithstanding the foregoing, Sections 18 and 20 hereof shall survive the termination of this Agreement.”
     4. Interpretation. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as previously amended and as amended hereby.
     5. Effectiveness. This Sixth Amendment shall be deemed effective as of November 5, 2006, as if executed on such date. Except as expressly amended hereby, all of the terms and provisions of the Rights Agreement are and shall remain in full force and effect and shall be otherwise unaffected hereby.
     6. Governing Law. This Sixth Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.
     7. Counterparts. This Sixth Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
     8. Severability. If any term, provision, covenant or restriction of this Sixth Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Sixth Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
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     IN WITNESS WHEREOF, the parties hereto have caused this Sixth Amendment to be duly executed as of the date first written above.

PER-SE TECHNOLOGIES, INC.
/S/ PHILIP M. PEAD
Name:	Philip M. Pead
Title:	Chairman of the Board, President & Chief Executive Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY
/S/ HERBERT J. LEMMER
Name:	Herbert J. Lemmer
Title:	Vice President

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